

August 30, 2021

Lisa Peraza
Vice President, Chief Accounting Officer
Heron Therapeutics, Inc.
4242 Campus Point Court, Suite 200
San Diego, CA 92121

      Re: Heron Therapeutics, Inc.
            Form 10-K for the Fiscal Years Ended December 31, 2020
            Filed February 24, 2021

Dear Ms. Peraza:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences